SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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☐ Preliminary Proxy Statement

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

SPARTAN MOTORS, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
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☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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May 6, 2001

To Our Shareholders:

You are cordially invited to attend the annual meeting of shareholders of Spartan Motors, Inc. on Tuesday, June 12, 2001, at 5:30 p.m., local time. The annual meeting will be held at Plant 1, Spartan Motors Corporate Headquarters, located at 1000 Reynolds Road, Charlotte, Michigan.

At the annual meeting, in addition to voting on the election of directors and ratification of the board of directors' appointment of Ernst & Young LLP as independent auditors for the current fiscal year, you will hear a report on Spartan Motors' activities and outlook for the future. On the following pages you will find the notice of annual meeting of shareholders and the proxy statement. We are mailing the proxy statement and enclosed proxy card to our shareholders on or about May 6, 2001.

It is important that your shares be represented at the annual meeting, regardless of how many shares you own. Whether or not you plan to attend the annual meeting, please **sign**, **date** and **return the enclosed proxy card as soon as possible**. Sending a proxy card will not affect your right to vote in person if you attend the meeting.

Sincerely,

George W. Sztykiel
Chairman of the Board of Directors

Your vote is important. Even if you plan to attend the meeting, **PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.**



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our shareholders:

You are cordially invited to attend the 2001 annual meeting of shareholders of Spartan Motors, Inc. The meeting will be held on Tuesday, June 12, 2001, at 5:30 p.m., local time, at Plant 1, Spartan Motors Corporate Headquarters, located at 1000 Reynolds Road, Charlotte, Michigan. At the meeting, we will:

(1) consider and vote on the election of three directors to three-year terms expiring in 2004;

(2) consider and vote on a proposal to ratify the board of directors' appointment of Ernst & Young LLP as Spartan Motors' independent auditors for the current fiscal year; and

(3) transact such other business as may properly come before the annual meeting.

You can vote at the meeting only if you were a shareholder of record at the close of business on April 16, 2001.

A copy of the annual report to shareholders for the year ended December 31, 2000 is enclosed with this notice. We are mailing the following proxy statement and enclosed proxy card to shareholders on or about May 6, 2001.

Richard J. Schalter
Secretary, Treasurer, Executive Vice
  President, Chief Financial Officer and Director

Charlotte, Michigan
May 6, 2001

Your vote is important. Even if you plan to attend the meeting,
PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.

SPARTAN MOTORS, INC.

ANNUAL MEETING OF SHAREHOLDERS

JUNE 12, 2001

PROXY STATEMENT

Introduction

Time and Place

You are cordially invited to attend the 2001 annual meeting of shareholders of Spartan Motors, Inc. The annual meeting will be held on Tuesday, June 12, 2001 at Plant 1, Spartan Motors Corporate Headquarters, located at 1000 Reynolds Road, Charlotte, Michigan, at 5:30 p.m., local time.

Solicitation of Proxies

This proxy statement and the enclosed proxy card are being furnished to you in connection with the solicitation of proxies by Spartan Motors' board of directors for use at the annual meeting, and any adjournment of the meeting.

Mailing Date

This proxy statement is being mailed to Spartan Motors' shareholders on and after May 6, 2001.

Purposes of the Meeting

The purposes of the annual meeting are to consider and vote on:

- the election of three directors for three-year terms expiring in 2004;

- the ratification of Spartan Motors' board of directors' appointment of Ernst & Young LLP as Spartan Motors' independent auditors for the current fiscal year; and

- such other business as may properly come before the meeting.

We do not know of any other matters to be presented for consideration at the annual meeting. If any other matters are presented, the persons named as proxies on the enclosed proxy card will have discretionary authority to vote on those matters in accordance with their judgment.

How to Vote Your Shares

You may vote at the meeting if you were a shareholder of record of Spartan Motors common stock on April 16, 2001. Each such shareholder is entitled to one vote per share on each matter presented for a shareholder vote at the meeting.

As of April 16, 2001, there were 10,518,077 shares of Spartan Motors common stock outstanding.

If you are a shareholder of record, that is, you hold your Spartan Motors stock in certificate form, you may vote by returning the enclosed proxy card. If you properly complete and sign the enclosed proxy card and return it so that we receive it before the meeting, the shares of Spartan Motors common stock represented by your proxy will be voted at the annual meeting and any adjournment of the annual meeting, as long as you do not revoke the proxy before or at the meeting.

If you hold your stock in "street name," that is, your shares are registered in the name of a bank, broker or other nominee, which we will collectively refer to as your "broker," your broker must vote your shares if you provide it with proper and timely voting instructions. Please check the voting forms and instructions provided by your broker or its agent.

Regardless of how you vote, if you specify a choice, your shares will be voted as specified. If you do not specify a choice, your shares will be voted for (1) the election of all nominees for director named in this proxy statement, (2) the ratification of the board of directors' appointment of Ernst & Young LLP as Spartan Motors' independent auditors for the current fiscal year and (3) with respect to any other matters that may come before the meeting or any adjournment of the meeting, in accordance with the discretion of the persons named as proxies on the proxy card.

How to Revoke Your Proxy

If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the meeting by doing any of three things:

- by delivering written notice of revocation to Spartan Motors' Corporate Secretary, 1165 Reynolds Road, Charlotte, Michigan 48813;

- by delivering a proxy card bearing a later date than the proxy that you wish to revoke; or

- by attending the meeting and voting in person.

Your last vote is the vote that will be counted. Please note that merely attending the meeting will not by itself revoke your proxy.

If you are a street name holder and have instructed your broker to vote your shares, you must follow directions from your broker to change your vote.

Quorum

In order for business to be conducted at the meeting, a quorum must be present. The presence in person or by properly executed proxy of the holders of a majority of all issued and outstanding shares of common stock entitled to vote is necessary for a quorum at the meeting. For purposes of determining whether a quorum is present, we will include shares that are present or represented by proxy, even if the holders of the shares abstain from voting on any particular matter.

Adjournment

The shareholders present at the meeting, in person or by proxy, may by a majority vote adjourn the meeting despite the absence of a quorum. If there is not a quorum at the meeting, Spartan Motors expects to adjourn the meeting to solicit additional proxies.

If you vote against the proposals listed above by proxy and a proposal to adjourn the meeting for the purpose of soliciting additional votes in favor of the proposals is presented, the persons named in the enclosed proxy card will not vote your shares in favor of the adjournment proposal.

Required Votes

Election of Directors. A plurality of the shares voting is required to elect directors. This means that if there are more nominees than positions to be filled, the nominees who receive the most votes will be elected to the open director positions. In counting votes on the election of directors, abstentions, broker non-votes and other shares not voted will be counted as not voted. These shares will be deducted from the total shares of which a plurality is required.

Other Matters. Each other proposal to be voted on at the meeting will be approved if a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal are voted in favor of the proposal. In counting votes on each such proposal, abstentions and broker non-votes will not be counted as voted on the proposal. Shares that are not voted will be deducted from the total shares of which a majority is required.

Broker Non-Votes. A broker non-vote occurs when a shareholder holds his or her stock through a broker and the broker does not vote those shares. This usually occurs because the broker has not received timely voting instructions from that shareholder and the broker does not have discretionary voting power for the particular item upon which the vote is taken. If you hold you shares in street name, your broker will vote your shares as you direct if you provide instructions on how to vote by following the information provided to you by your broker.

Election of Directors

Nominees for Election

The board of directors proposes that the following three individuals be elected as directors of Spartan Motors for three-year terms expiring at the annual meeting of shareholders to be held in 2004:

George Tesseris
David R. Wilson
Kim Korth

Each of these nominees is presently a director of Spartan Motors whose term will expire at the annual meeting. Biographical information concerning the nominees appears below under the heading "Spartan Motors' Board of Directors," beginning on page 6.

The persons named as proxies in the proxy card intend to vote for the election of each of the nominees. The proposed nominees are willing to be elected and to serve as directors of Spartan Motors. However, if any of the nominees becomes unable to serve or otherwise unavailable for election, which we do not anticipate, the incumbent board of directors may or may not select a substitute nominee. If a substitute nominee is selected, the shares represented by your proxy card will be voted for the election of the substitute nominee(s), unless you give other instructions. If a substitute is not selected, all proxies will be voted for the election of the remaining nominees. Proxies will not be voted for more than three nominees.

Your board of directors recommends that you vote __FOR__ election of all nominees as directors.

Ownership of Spartan Motors Stock

Five Percent Shareholders

       The following table sets forth information as to each person known to Spartan Motors to have been the beneficial owner of more than 5% of Spartan Motors' outstanding shares of common stock as of April 16, 2001 (or such other dates as are specified in the footnotes to the table):

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership			
	Sole Voting and Dispositive Power[1]	Shared Voting or Dispositive Power[2]	Total Beneficial Ownership	Percent of Class
George W. Sztykiel[3]	406,527	324,168	730,695	6.9 %
William F. Foster[3]	1,027,317	--	1,027,317	9.7
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401[4]	1,041,350	--	1,041,350	9.9

(1)   These numbers include shares subject to options that are currently exercisable or that are exercisable within 60 days after April 16, 2001, granted under Spartan Motors' 1984 and 1994 Incentive Stock Options Plans, its 1988 Nonqualified Stock Option Plan and its Stock Option and Restricted Stock Plan of 1998. See note 2 to the table on page 5.

(2)   These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, children or other relatives over whom the listed person may have substantial influence by reason of relationship.

(3)   Based on information provided by each of these persons. Each such person's address is c/o Spartan Motors, Inc., P.O. Box 440 – 1165 Reynolds Road, Charlotte, Michigan 48813.

(4)   Based on information set forth in a Schedule 13G/A dated February 2, 2001. The Schedule 13G/A indicates that, as of December 31, 2000, Dimensional Fund Advisors, Inc. was considered the beneficial owner of 1,041,350 shares of Spartan Motors common stock as a result of furnishing investment advice and serving as investment manager to various clients. The Schedule 13G/A indicates that, as of December 31, 2000, Dimensional had sole voting power over 1,041,350 shares of common stock and sole dispositive power over 1,041,350 shares of common stock.

Security Ownership of Management

The following table sets forth the number of shares of common stock that each of Spartan Motors' directors and nominees for director, each of the named executive officers (as that term in defined in the Summary Compensation Table on page 9) and all directors and executive officers as a group beneficially owned as of April 16, 2001:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]			
	Sole Voting and Dispositive Power[2]	Shared Voting or Dispositive Power[3]	Total Beneficial Ownership	Percent of Class
George W. Sztykiel........................	406,527	324,168	730,695	6.9%
John E. Sztykiel	223,837	145,759	369,596	3.5
William F. Foster............................	1,027,317	--	1,027,317	9.7
George Tesseris	78,000	1,000	79,000	*
Charles E. Nihart	63,750	--	63,750	*
David R. Wilson	35,500	--	35,500	*
James C. Penman	28,000	--	28,000	*
Richard J. Schalter.........................	45,900	3,363	49,263	*
Kim Korth.......................................	3,500	--	3,500	*
All directors and executive officers as a group (9 persons).................	1,912,331	474,290	2,386,621	21.6%

*Less than 1%.

(1)   The number of shares stated is based on information provided by each person listed and includes shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

(2)   These numbers include shares held directly and shares subject to options which are currently exercisable or that are exercisable within 60 days after April 16, 2001, that were awarded under Spartan Motors' 1984 and 1994 Incentive Stock Option Plans, its 1988 Nonqualified Stock Option Plan and its Stock Option and Restricted Stock Plan of 1998. The number of shares subject to such stock options for each listed person is shown below:

George W. Sztykiel...	62,500
John E. Sztykiel...	140,895
William F. Foster	112,500
George Tesseris...	60,000
Charles E. Nihart..	60,000
David R. Wilson..	31,500
James C. Penman	28,000
Richard J. Schalter	45,000
Kim Korth	3,500
All directors and executive officers as a group...........................	543,895

(3)   These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and

shares held by spouses, children or other relatives over whom the listed person may have substantial influence by reason of relationship.

Spartan Motors' Board of Directors

Spartan Motors' board of directors currently consists of nine directors. Assuming that all three nominees are elected, there also will be nine persons on Spartan Motors' board of directors immediately following the annual meeting. The board of directors is divided into three classes, with each class as nearly equal in number as possible. Each class of directors serves a successive three-year term.

Biographical information concerning Spartan Motors' directors and nominees who are nominated for election to the board of directors is presented below.

Nominees for Election as Directors to Terms Expiring in 2004

George Tesseris (age 69) has been a director since 1984. Mr. Tesseris has been a practicing partner with the law firm of Tesseris and Crown, P.C., since 1981. From 1972 to 1981, Mr. Tesseris was a partner in the law firm of Church, Wyble, Kritselis and Tesseris.

David R. Wilson (age 65) has been a director since 1996. Since 1993, Mr. Wilson has been an independent consultant to the automotive and commercial vehicle industry. From 1982 to 1993, Mr. Wilson was Vice President of Volvo GM Heavy Duty Truck Corporation and from 1979 to 1982, Mr. Wilson served as general manager of field operations for Mercedes Benz of North America.

Kim Korth (age 46) has been a director since 2000. Since 1983, she has been the President and owner of IRN, Inc., of Grand Rapids, Michigan, a leading consulting firm for global automotive suppliers. IRN's primary focus is to strengthen the competitive position of its automotive supplier clients. Ms. Korth has worked in the automotive industry since 1980, beginning her automotive career at Prince

Corporation, which is now a part of Johnson Controls.

Directors with Terms Expiring in 2002

George W. Sztykiel (age 71) has been a director since 1975. Mr. George Sztykiel is a founder of Spartan Motors and has served as Chairman of the Board and Chief Executive Officer of Spartan Motors since December 1992. Mr. George Sztykiel served as President of Spartan Motors from September 1975 to December 1992. Mr. George Sztykiel is the father of Mr. John Sztykiel, President, Chief Operating Officer and a director of Spartan Motors.

William F. Foster (age 59) has been a director since 1978. Mr. Foster, a firefighter for over 34 years, is a founder of Spartan Motors and has served as Vice President since 1976. From 1965 to 1975, Mr. Foster served as a designer draftsman for Diamond Reo Trucks, Inc.

Richard J. Schalter (age 47) has been a director since August 1999. Mr. Schalter, a certified public accountant, has served as Secretary, Treasurer and Chief Financial Officer since November 1996. He has served as Executive Vice President since August 2000. From June 1989 until November 1996, Mr. Schalter served as Treasurer and Director of Finance and Administration of Great Lakes Hybrids, an international distributor and subsidiary of KWS a.g. From March 1986 to June 1989, Mr. Schalter served as Treasurer and financial administrator for Martin Systems, Inc., a worldwide supplier of electrical controls and machine operating systems.

Directors With Terms Expiring in 2003

John E. Sztykiel (age 44) has been a director since 1988. Mr. John Sztykiel has been President and Chief Operating Officer of Spartan Motors since December 1992. Mr. John Sztykiel previously served as the Executive Vice President and Vice President of Sales of Spartan Motors from 1989 to 1990. From 1985 to 1989, Mr. John Sztykiel was the Director of Marketing-Diversified Products Group of Spartan Motors. Mr. John Sztykiel is the son of Mr. George Sztykiel, Chairman of the Board, Chief Executive Officer and a director of Spartan Motors.

Charles E. Nihart (age 64) has been a director since 1984. Mr. Nihart, a certified public accountant consultant, established the certified public accounting firm of Nihart and Nihart, P.C., in 1972. The Lansing offices of Nihart and Nihart merged with Maner, Costerison and Ellis, P.C., C.P.A., on January 1, 1989. Mr. Nihart is currently affiliated with the firm on a consulting basis. Mr. Nihart is the former owner and President of AARO Rentals, Inc., in Lansing, Michigan, a rental company of heavy duty equipment which was sold in 2000.

James C. Penman (age 42) has been a director since March 1997. Since 2000, Mr. Penman has served as the Managing Director of Donnelly, Penman, French, Haggarty & Co., an investment banking firm in Detroit, Michigan. From 1999 to 2000, he served as Managing Director of Raymond James and Associates, an investment banking firm. Mr. Penman served as Director of Corporate Finance with Roney & Co., an investment banking firm, from 1993 to 1999. From April 1993 to April 1995, he was a Senior Vice President of Investment Banking with First of Michigan Corporation.

Board Meetings and Committees

Spartan Motors' board of directors held nine meetings during 2000. Each director attended at least 75% of the aggregate of (1) the total number of board of directors meetings and (2) the total number of meetings held by all committees of the board of directors on which he or she served (during the periods that he or she served).

The board of directors has the following standing committees:

Audit Committee. The Audit Committee is responsible for the following activities:

- recommending to the board of directors the selection of independent auditors;
- reviewing and approving the scope of the yearly audit plan and proposed budget for audit fees;
- reviewing the results of the annual audit with the independent auditors;
- reviewing Spartan Motors' internal controls with the independent auditors;
- reviewing non-audit services and special engagements to be performed by the independent auditors; and
- reporting to the board of directors on the Audit Committee's activities and findings and making recommendations to the board of directors on these findings.

Messrs. Nihart (Chairman), Tesseris and Penman are members of the Audit Committee. The Audit Committee met one time during 2000.

Spartan Motors' board of directors has adopted a written charter for the Audit Committee, which is attached as Appendix A to this proxy statement. As required by SEC rules, the members of the Audit Committee have included in this proxy statement a report on their activities. See "Audit Committee Report" on page 13.

Spartan Motors believes that all of the members of the Audit Committee are "independent," as that term is defined in Rule 4200 of the Marketplace Rules of the Nasdaq Stock Market.

Compensation Committee. The responsibilities of the Compensation Committee include:

- recommending the cash and other incentive compensation, if any, to be paid to Spartan Motors' executive officers;

- reviewing and making recommendations to the board of directors regarding stock options awarded under the 1994 Incentive Stock Option Plan, the 1988 Nonqualified Stock Option Plan and the Stock Option and Restricted Stock Plan of 1998; and

- reviewing all material proposed option plan changes.

The Compensation Committee also determines the key employees to whom options will be granted, the number of shares covered by each option, the exercise price of each option and other matters associated with option awards.

Messrs. Tesseris (Chairman), Nihart and Penman are members of the Compensation Committee. The Compensation Committee met one time during 2000.

Nominations of Directors. The board of directors does not have a standing nominating committee. The board will consider nominees for election to the board of directors submitted by shareholders. Spartan Motors' bylaws provide that any shareholder entitled to vote generally in the election of directors may nominate one or more persons for election as directors at a meeting only if written notice of the shareholder's intent to make a nomination or nominations has been given to Spartan Motors' Secretary at least 120 days before the date of notice of the meeting if the meeting is an annual meeting, and not more than seven days following the date of notice of the meeting if the meeting is a special meeting.

Each such notice to the Secretary must include:

- the name, age, business address and residence address of each nominee proposed in the notice;

- the principal occupation or employment of each nominee;

- the number of shares of capital stock of Spartan Motors that each nominee beneficially owns;

- a statement that each nominee is willing to be nominated; and

- such other information concerning each nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominees.

Executive Compensation

Compensation Summary

The following table shows certain information concerning the compensation earned during each of the three fiscal years in the period ended December 31, 2000, by the Chief Executive Officer and each of Spartan Motors' two most highly compensated executive officers who served in positions other than the Chief Executive Officer (the "**named executive officers**") at the end of the last completed fiscal year:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation[3]
		Salary[1]	Bonus[2]	Number of Securities Underlying Options	
George W. Sztykiel....................	2000	$ 132,185	$ 69,519	12,500	$ 2,803
Chairman of the Board, Chief	1999	121,192	66,026	12,500	2,349
Executive Officer and Director	1998	117,507	77,692	12,500	2,349
John E. Sztykiel	2000	$ 163,854	$ 101,895	15,000	$ 3,257
President, Chief Operating	1999	148,210	93,671	15,000	2,896
Officer and Director	1998	143,750	111,178	15,000	2,896
Richard J. Schalter......................	2000	$ 137,018	$ 69,726	12,500	$ 2,505
Secretary, Treasurer, Executive	1999	121,470	58,924	12,500	2,325
Vice President, Chief Financial	1998	116,352	68,813	7,500	2,325
Officer and Director					

(1)   Includes director fees paid by Spartan Motors.

(2)   Includes payments under Spartan Motors' Quarterly Bonus Program in which all employees of Spartan Motors participate.

(3)   Consists solely of Spartan Motors' contribution to its profit-sharing plans.

Spartan Motors' stock option plans are administered by the Compensation Committee of the board of directors, which has authority to determine the individuals to whom and the terms upon which options will be granted, the number of shares to be subject to each option and the form of consideration that may be paid upon the exercise of an option.

The following table sets forth information regarding stock options granted to the Chief Executive Officer and the named executive officers during the fiscal year ended December 31, 2000:

OPTIONS GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term		
Name	Number of Securities Underlying Options Granted[1]	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	0%	5%	10%
George W. Sztykiel	12,500	2.3%	$4.188	6/30/2010	$ 0	$ 32,923	$ 83,432
John E. Sztykiel............	15,000	2.8%	$4.188	6/30/2010	0	39,507	100,119
Richard J. Schalter	12,500	2.3%	$4.188	6/30/2010	0	32,923	83,432

(1)   On June 30, 2000, Spartan Motors granted options to purchase shares of Spartan Motors common stock over a 10-year period. Executive officers of Spartan Motors are entitled to exercise their options at a price determined by the Compensation Committee, which was at least 85% of the fair market value of common stock on June 30, 2000. Options terminate, subject to certain limited exercise provisions, in the event of death or termination of employment or directorship.

The following table summarizes the total number of options held by the Chief Executive Officer and the named executive officers as of December 31, 2000:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES[1]

	Number of Securities Underlying Unexercised Options at Fiscal Year-End	
Name	Exercisable	Unexercisable
George W. Sztykiel...	62,500	--
John E. Sztykiel..	140,895	--
Richard J. Schalter...	45,000	--

(1)   None of these persons exercised any stock options in 2000. No options held by any of these persons were "in the money" as of December 31, 2000.

Compensation of Directors

Directors receive a $1,000 quarterly retainer fee plus an expense reimbursement of $100 for each meeting of the board of directors that the director attends.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the board of directors develops and recommends to the board of directors the executive compensation policies of Spartan Motors. The Compensation Committee also administers Spartan Motors' executive compensation program and recommends for approval to the board of directors the compensation to be paid to the Chief Executive Officer and other executive officers. The Compensation Committee consists of three directors, none of whom is a current or former employee of Spartan Motors.

Compensation Philosophy

The Compensation Committee's executive compensation philosophy is to provide competitive levels of compensation as well as incentives to achieve superior financial performance. The Compensation Committee's policies are designed to achieve the following five primary objectives:

- integrate management's compensation with the achievement of Spartan Motors' annual and long-term performance goals;

- reward above-average corporate performance;

- recognize individual initiative and achievement;

- attract and retain qualified management; and

- align the interests of management with those of shareholders to encourage achievement of continuing increases in shareholder value.

The Compensation Committee sets management compensation at levels which the Compensation Committee believes are consistent with other companies in Spartan Motors' industry.

In 1994, Spartan Motors engaged Management Resource Center, Inc., a compensation consulting firm, to review its compensation policies and competitive compensation levels. The Compensation Committee has considered and currently intends to continue to consider the recommendations of Management Resource Center, Inc., in developing Spartan Motors' executive compensation program and making specific compensation decisions.

Executive compensation consists of both cash and equity, and includes: (1) base salary; (2) profit-sharing incentive bonus; and (3) long-term incentive through participation in stock option plans. In addition, Spartan Motors provides various benefits to its employees, including Spartan Motors' executive officers.

Section 162(m) of the Internal Revenue Code provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1 million annually, with some exceptions. Spartan Motors has examined its executive compensation policies in light of Section 162(m) and the regulations adopted by the Internal Revenue Service to implement that section. We do not expect that any portion of Spartan Motors' deduction for employee remuneration will be disallowed in 2001 or in future years by reason of awards granted in 2001.

Base Salary

To attract and retain well qualified executives, the Compensation Committee's policy is to establish base salaries at levels and provide benefit packages that are considered to be competitive. Base salaries for executive officers are determined initially by evaluating the responsibilities of the position and the experience of the individual, and by reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at similar companies within the custom chassis industry. Some of the companies used for this comparison are included in the indices used in the Stock Price Performance Graph presented in this proxy statement (see page 14).

The Compensation Committee believes that base salaries should approximate the mid-point of the range of salaries paid for similar positions by companies in similar industries. The Compensation Committee may recommend adjustments on a periodic basis to maintain the desired levels of base salaries for Spartan Motors' executives.

The Compensation Committee determines annual salary adjustments by evaluating the competitive marketplace and the performance of Spartan Motors and the executive officer, as well as any increased responsibilities assumed by the executive officer. Salary adjustments are determined and implemented generally on a 12-month cycle.

Annual Incentive Bonus

The Compensation Committee selects members of management to participate in Spartan Motors' incentive bonus program. The Compensation Committee considers several factors in determining the annual incentive bonus, if any, paid to management, including achievement of Spartan Motors' strategic and operating goals and an individual's achievement of personal goals. In addition, the Compensation Committee considers factors such as net earnings per share, revenues, return on assets and return on equity.

Stock Option Plans

Spartan Motors currently grants stock options under its 1994 Incentive Stock Option Plan and its Stock Option and Restricted Stock Plan of 1998. Spartan Motors' stock option plans allow officers and key employees to purchase common stock of Spartan Motors at a price established on the date of grant. Options granted under the Stock Option and Restricted Stock Plan of 1998 that do not qualify as incentive stock options under Section 422(b) of

the Internal Revenue Code must have an exercise price equal to at least 85% of the fair market value of Spartan Motors common stock. Incentive stock options granted under the 1994 Incentive Stock Option Plan or the Stock Option and Restricted Stock Plan of 1998 must have an exercise price equal to at least 100% of the fair market value. The Compensation Committee administers all aspects of the plans and reviews, modifies (to the extent appropriate) and approves management's recommendations for awards.

Absent unusual circumstances, the Compensation Committee historically has granted stock options on an annual basis to officers, key employees and directors who are employees of Spartan Motors and on a biannual basis to directors who are not employees of Spartan Motors. Spartan Motors' stock option plans are designed to encourage long-term investment in Spartan Motors by participating executives and key employees, more closely align executive and shareholder interests and reward executive officers and other key employees for building shareholder value. The Compensation Committee believes stock ownership by management and other key employees is beneficial.

In determining the number of options to be awarded to an officer or key employee, the Compensation Committee takes into consideration the levels of responsibility and compensation of the individual. The Compensation Committee also considers the recommendations of management (other than awards to the Chief Executive Officer), the individual performance of the officer or employee and the number of shares or other compensation awarded to the officer or employee at other companies. Generally, both the number of shares granted and their proportion relative to the total number of shares granted increase corresponding to the level of a participant's responsibility. Although the Compensation Committee also may consider the number of options already held by an officer or employee, this factor is not considered to be particularly important by the Compensation

Committee in determining the amounts of awards.

Chief Executive Officer

The Chief Executive Officer's compensation is based on the policies and objectives outlined above for all executive officers. Mr. George Sztykiel's base salary in 2000 was approximately 9.1% above his 1999 salary. Mr. Sztykiel's annual incentive bonus award for 2000 was $69,519, which includes Spartan Motors' quarterly bonus program and his annual incentive bonus. During 2000, Mr. Sztykiel was awarded options to purchase 12,500 shares of Spartan Motors common stock.

Board Approval

All recommendations of the Compensation Committee attributable to 2000 compensation were unanimous and were approved and adopted by the board of directors without modification.

Respectfully submitted,

George Tesseris, Chairman
Charles E. Nihart
James C. Penman

Audit Committee Report

The Audit Committee reviews and supervises Spartan Motors' procedures for recording and reporting the financial results of its operations on behalf of the board of directors. Spartan Motors' management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. As part of its supervisory duties, the Audit Committee has reviewed Spartan Motors' audited financial statements for the year ended December 31, 2000, and has discussed those financial statements with Spartan Motors' management.

The Audit Committee has also discussed with Spartan Motors' independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, the judgments of the independent auditors concerning the quality of Spartan Motors' accounting principles and such other matters that are required under generally accepted accounting principles to be discussed with the independent auditors. In addition, the

Audit Committee has received from the independent auditors the written disclosures required by the Independence Standards Board and has discussed their independence from Spartan Motors and Spartan Motors' management with them, including a consideration of the compatibility of non-audit services with their independence.

After and in reliance upon the reviews and discussions described above, the Audit Committee recommended to Spartan Motors' board of directors that the audited financial statements for the year ended December 31, 2000 be included in Spartan Motors' Annual Report on Form 10-K for the year ended December 31, 2000.

Respectfully submitted,

Charles E. Nihart, Chairman
George Tesseris
James C. Penman

Stock Price Performance Graph

The following graph compares the cumulative total shareholder return on Spartan's common stock to the CRSP Total Return Index for The Nasdaq Stock Market ("**CRSP NASDAQ**") and the CRSP Total Return Index for Trucking and Transportation Stocks reported on The Nasdaq Stock Market ("**CRSP T&T**"), over a five-year period ended December 31, 2000, using 1995 as a base period. The CRSP NASDAQ is a broad-based equity market index developed by the Center for Research in Security Prices at the University of Chicago. The CRSP T&T is comprised of companies with a market capitalization similar to that of Spartan Motors and also is developed by the Center for Research in Security Prices. The CRSP NASDAQ index and CRSP T&T index both assume dividend reinvestment. Cumulative total shareholder return is measured by dividing (1) the sum of: (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period, by (2) the share price at the beginning of the measurement period.

COMPARISON OF FIVE YEAR CUMULATIVE
TOTAL SHAREHOLDER RETURN



The dollar values for total shareholder return plotted in the graph above are shown in the table below:

FISCAL YEAR-END	SPARTAN	CRSP NASDAQ	CRSP T&T
1995	$ 100.00	$ 100.00	$ 100.00
1996	70.60	123.03	114.18
1997	65.35	150.68	146.20
1998	61.33	212.47	131.44
1999	47.23	394.84	127.06
2000	18.52	237.36	115.45

Independent Auditors

Proposal to Ratify Appointment of Ernst & Young LLP as Spartan Motors' Independent Auditors for the Current Fiscal Year

Subject to the approval of shareholders, Spartan Motors has appointed Ernst & Young LLP as its independent auditors for its 2001 fiscal year. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions from shareholders.

Your board of directors recommends that you vote FOR ratification of the appointment of Ernst & Young LLP.

Ernst & Young's Fees

Audit Fees. Ernst & Young billed Spartan Motors a total of $183,570 for its professional services rendered in connection with the audit of Spartan Motors' 2000 annual financial statements and for reviews of the quarterly financial statements included in Spartan Motors' Forms 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

Financial Information Systems Design and Implementation Fees. No related fees were billed by Ernst & Young during 2000.

All Other Fees. Spartan Motors paid to Ernst & Young $242,975 during 2000 for services provided by Ernst & Young other than the services described above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Spartan Motors' directors and officers and persons who beneficially own more than 10% of the outstanding shares of Spartan Motors common stock to file reports of ownership and changes in ownership of shares of common stock with the Securities and Exchange Commission. Directors, officers and greater than 10% beneficial owners are required by SEC regulations to furnish Spartan Motors

with copies of all Section 16(a) reports they file with the SEC. Based solely on Spartan Motors' review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons for the 2000 fiscal year, Spartan Motors believes that its directors and officers complied with all applicable filing requirements during 2000.

Shareholder Proposals

Shareholder proposals intended to be presented at the annual meeting of shareholders in the year 2002 and that a shareholder would like to have included in the proxy statement and form of proxy relating to that meeting must be received by Spartan Motors for consideration not later than January 7, 2002 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Such proposals of shareholders should be made in accordance with Securities and Exchange Commission Rule 14a-8. All other proposals of shareholders that are intended to be presented at the annual meeting in the year 2002 must be received by Spartan Motors not later than March 22, 2002 or they will be considered untimely.

Solicitation of Proxies

We will initially solicit proxies by mail. In addition, directors, officers and employees of Spartan Motors and its subsidiaries may solicit proxies by telephone or facsimile or in person without additional compensation. Proxies may be solicited by nominees and other fiduciaries who may mail materials to or otherwise communicate with the beneficial owners of shares held by them. Spartan Motors will bear all costs of the preparation and solicitation of proxies, including the charges and expenses of brokerage firms, banks, trustees or other nominees for forwarding proxy material to beneficial owners.

By order of the board of directors



Richard J. Schalter
Secretary, Treasurer, Executive Vice
  President, Chief Financial Officer
  and Director

Charlotte, Michigan
May 6, 2001

SPARTAN MOTORS, INC.
AUDIT COMMITTEE CHARTER

ORGANIZATION

This charter governs the operations of the audit committee. The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The committee shall be appointed by the board of directors and shall comprise at least three directors, each of whom is independent of management and Spartan Motors, Inc. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and Spartan Motors, Inc. All committee members shall be financially literate, or shall become financially literate within a reasonable period of time after appointment to the committee, and at least one member shall have accounting or related financial management expertise.

STATEMENT OF POLICY

The audit committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to Spartan Motors, Inc.'s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of Spartan Motors, Inc.'s financial statements, and the legal compliance and ethics programs as established by management and the board. In doing so, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors, the internal auditors, and management of Spartan Motors, Inc. In discharging its oversight role the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of Spartan Motors, Inc. and the power to retain outside counsel or other experts for this purpose.

RESPONSIBILITIES AND PROCESS

The primary responsibility of the audit committee is to oversee Spartan Motors, Inc.'s financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing Spartan Motors, Inc.'s financial statements. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

The following shall be the principal recurring processes of the audit committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

- The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the audit committee, as representatives of Spartan Motors, Inc.'s shareholders. The committee shall have ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The committee shall discuss with the auditors their independence from management and Spartan Motors, Inc. and the matters included in the written disclosures required by the Independence Standards

Board. Annually, the committee shall review and recommend to the board the selection of Spartan Motors Inc.'s independent auditors, subject to shareholders' approval.

- The committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including Spartan Motors, Inc.'s system to monitor and manage business risk, and legal and ethical compliance programs. Further, the committee shall meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations.

- The committee shall review the interim financial statements with management and the independent auditors prior to the filing of Spartan Motors, Inc.'s Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

- The committee shall review with management and the independent auditors the financial statements to be included in Spartan Motors, Inc.'s Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

PROXY   **SPARTAN MOTORS, INC.**   **PROXY**
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 12, 2001

The undersigned acknowledges receipt of the Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of Spartan Motors, Inc. to be held on June 12, 2001, and hereby appoints George W. Sztykiel and Richard J. Schalter, or any one of them, attorneys and proxies of the undersigned, each with full power of substitution, to vote all shares of the undersigned in Spartan Motors, Inc. at such Annual Meeting, and at any adjournment thereof, for the purpose of acting upon the proposals referred to on the reverse side, and of acting in their discretion upon such other matters as may properly come before the meeting.

You are encouraged to specify your choices by marking the appropriate boxes. SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The Proxies cannot vote your shares unless you sign and return this card.

(Continued and to be signed on the reverse side)


Spartan Motors, Inc.


⊠ **Please mark your votes as in this example using dark ink only.**

Your Board of Directors Recommends That You VOTE FOR ALL PROPOSALS

		For	Withheld		Nominees:	
1.	To elect three directors for three year terms expiring in 2004.	☐	☐			George Tesseris David R. Wilson Kim Korth

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike through that nominee's name in the list at right.)

		For	Against	Abstain
2.	To ratify the Board of Directors' appointment of Ernst & Young LLP as independent auditors for the current fiscal year.	☐	☐	☐

SIGNATURE(S)_____   Date: _____, 2001

Note: Please sign exactly as your name(s) appears on this Proxy. When signing on behalf of a corporation, partnership, guardian or trustee, indicate title or capacity of person signing. If shares are held jointly, each holder should sign.